U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                 OF FORM 10-KSB

For the fiscal year ended                                 Commission file number
December 31, 1998                                         0-23439/0005-52765

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PART I - Registrant Information
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Full Name of Registrant:               Harbor Town Holding Group I, Inc.

Address of Principal Executive Office: 2608 Oakwood Drive
                                       Largo, FL 33771

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PART II - Rules 12b-25(b) AND (c)
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         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

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PART III - Narrative
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         The Registrant is not able to timely file Form 10-KSB because of the following reasons:

         1. Because of certain unavoidable delays upon management, Registrant's independent accountants have not been able to complete financial statements material to the report on Form 10-KSB.

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PART IV - Other Information
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         (1) Name and telephone number of person to contact in regard to this notification:

             J. Bennett Grocock, Esquire
             Grocock & Abramson
             126 E. Jefferson Street
             Orlando, FL 32801
             (407) 422-0300

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [ ] Yes     [X] No

                       Harbor Town Holding Group I, Inc.
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                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 31, 1999                      By: /s/ FRANKIE S. WINSETT
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                                                 Frankie S. Winsett